Exhibit 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”)

90 Eglinton Avenue East

Suite 805 Toronto,

ON M4P 2Y3

Item 2	Date of Material Changes

June 15, 2021 and June 21, 2021

Item 3	News Release

News releases with respect to the material changes referred to in this report were disseminated by the Company on June 15, 2021 and June 21, 2021 through Canadian News Wire and subsequently filed on SEDAR.

Item 4	Summary of Material Changes

On June 15, 2021, Enthusiast Gaming closed its previously announced USD$46 million marketed public offering (the “Offering”) pursuant to which it issued 8,000,000 common shares in the capital of the Company (“Common Shares”) at a price of USD$5.75 per Common Share (the “Offering Price”).

One June 21, 2021, Enthusiast Gaming offered and sold a total of 600,000 Common Shares pursuant to the exercise of the Over-Allotment Option (defined below) granted to Underwriters (defined below) in connection with the Offering.

In connection with the Offering, the principal amount of the vendor-take-back loan (“VTB Note”) owing to Blue Ant Media Inc. (“Blue Ant”) that was incurred in August 2020 by Enthusiast Gaming in connection with the acquisition of Omnia Media Inc., and due on its maturity in August 2023, has been repaid together with accrued but unpaid interest.

Item 5	Full Description of Material Changes

One June 15, 2021, Enthusiast Gaming closed the Offering pursuant to which it issued 8,000,000 Common Shares at the Offering Price for aggregate gross proceeds of USD$46 million. The Offering was underwritten by a syndicate of underwriters co-led by RBC Capital Markets and Canaccord Genuity (the “Lead Underwriters”) as joint lead bookrunning managers, with B. Riley Securities acting as joint bookrunner, and including Paradigm Capital Inc., Scotia Capital Inc., Alliance Global Partners, Colliers Securities LLC and Haywood Securities Inc., as co-managers (together with the Lead Underwriters, the “Underwriters”). In addition, Enthusiast Gaming and Blue Ant, one of the Company’s shareholders, also granted the Underwriters an option (the “Over-Allotment Option”) to purchase an additional 1,200,000 Common Shares (the “Option Shares”) representing in the aggregate up to 15% of the number of Common Shares sold pursuant to the Offering, solely to cover the Underwriters' over-allocation position, if any, and for market stabilization purposes. In the event the Over-Allotment Option was exercised, the Company, the

Underwriters and Blue Ant agreed that, at the option of Blue Ant (the “Tag-Along Option”), up to 50% of the Option Shares may be comprised of Common Shares to be sold by Blue Ant, with the remaining Option Shares to be comprised of Common Shares to be issued and sold by the Company (“Treasury Shares”). If the Tag-Along Option was not exercised, the entire Over-Allotment Option would be satisfied by the Company through the issuance of Treasury Shares. Enthusiast Gaming would not receive any of the proceeds of any sale of Common Shares by Blue Ant. Blue Ant did not otherwise participate in the Offering.

On June 21, 2021, the Underwriters exercised their Over-Allotment Option in full to purchase an additional 1,200,000 Common Shares (the “Option Shares”) at the Offering Price and, pursuant thereto, the Company offered and sold a total of 600,000 Common Shares (the “OAO Treasury Offering”), and an aggregate of 600,000 Common Shares were offered and sold by Blue Ant resulting in aggregate gross proceeds of USD$6,900,000, with the Company and the Selling Shareholder each receiving gross proceeds of USD$3,450,000.

The net proceeds from the OAO Treasury Offering, together with the proceeds from the Offering, are expected to be used by the Company primarily to strengthen its financial position, inclusive of future acquisitions, working capital, repayment of indebtedness and other general corporate purposes, as more particularly described in the final prospectus supplement dated June 10, 2021 (the “Prospectus Supplement”), to the Company’s Canadian base shelf prospectus dated May 6, 2021 (“Shelf Prospectus”) filed with applicable securities regulatory authorities, as well as in the United States with the Securities and Exchange Commission as part of the Company’s U.S. registration statement on Form F- 10 (the “Registration Statement”). In connection with the Offering, the principal amount of the VTB Note owing to Blue Ant that was incurred in August 2020 by Enthusiast Gaming in connection with the acquisition of Omnia Media Inc., and due on its maturity in August 2023, has been repaid together with accrued but unpaid interest. A copy of the Prospectus Supplement and the Shelf Prospectus are available on SEDAR at www.sedar.com and a copy of the Prospectus Supplement and the Registration Statement are available on EDGAR at www.sec.gov.

MI 61-101 Disclosure

Blue Ant is an insider of the Company. Accordingly, repayment of the VTB Note by the Company constitutes a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Accordingly, this Material Change Report addresses the disclosure items contemplated by Sections 5.2, 5.5 and 5.7 of MI 61-101.

(i) Description of the Transaction and its Material Terms

In connection with the Offering, the principal amount of the VTB Note that would have been due on its maturity in August 2023 ($5,750,000) was repaid together with accrued but unpaid interest ($408,000). The VTB Note was incurred in August 2020 by Enthusiast Gaming in connection with the acquisition of Omnia Media Inc.

(ii)	Purpose and Business Reasons of the Transaction and Anticipated Effect on the Company's Business and Affairs

The purpose of repaying the VTB Note before its August 2023 term was to eliminate future interest expense and reduce the Company’s outstanding indebtedness. The effect of the repayment of the VTB Note on the future business of the Company will be a savings of approximately $1.3 million of interest payments between the repayment date and August 2023.

(iii)	Interest In, and Effect of, the Transactions on Securityholdings of Related Parties

Blue Ant’s shareholdings in Enthusiast remains unchanged as a result of the repayment of the VTB Note. However, Blue Ant offered and sold 600,000 Common Shares pursuant to the Over-Allotment Option, which brought its shareholding in the Company down from 12.59% to 11.30% of the issued and outstanding Common Shares of the Company on a fully diluted basis.

(iv)	Approval Procedures

The Offering and use of proceeds therefrom, including repayment of debt which includes repayment of the VTB Note, was unanimously approved by the directors of the Company.

(v)	Disclosure of Valuations

Not applicable.

(vi)	Material Agreements Entered into with Certain Parties in Connection with the Transaction

The Company has not entered into any agreement with an interested party or a joint actor with an interested party in connection with the repayment of the VTB Note.

(vii)	Particulars of MI 61-101 Exemptions

The Company relied on the exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101, as the fair market value of the VTB Note was not more than 25% of the Company’s market capitalization. The repayment amount of the VTB Note was $6,158,000. The Company’s market capitalization following completion of the Offering was approximately $872,000,000. Therefore, the repayment amount of the VTB Note represented approximately 0.01% of the Company’s market capitalization.

The Company did not file a material change report more than 21 days before the repayment date of the VTB Note as the details of such repayment were not settled until shortly prior to the closing of the Offering, and the Company wished to settle the terms thereof and close the Offering on an expedited basis for business reasons.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Alex Macdonald

Chief Financial Officer
416.623.9360.

Item 9 Date of Report

June 25, 2021

Forward Looking Information

This material change report contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward- looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the potential offering of any securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.